UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. 14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

 Nice-Systems Ltd.
________________________________________
(Name of Issuer)

One Ordinary Share, par value
One New Israeli Shekel per share
________________________________________
(Title of Class of Securities)

65365610
________________________________________

(CUSIP Number)

Thales SA
45 rue de Villiers
92-200 Neuilly sur Seine
France
Attention : Olivier Mas, Senior Counsel
33 (0)1 57 77 81 02

July 12, 2004
_______________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SCHEDULE 13D
CUSIP No 65365610	Page 2 of 13 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thales SA I.R.S. Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 1,728,504 Ordinary Shares
BENEFICIALLY OWNED	8	SHARED VOTING POWER - 0 -
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,728,504 Ordinary Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,504 Ordinary Shares

SCHEDULE 13D (cont.)
CUSIP No. 65365610	Page 3 of 13 Pages
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (based on Ordinary Shares outstanding as of December 31, 2003). See Item 5.
14	TYPE OF REPORTING PERSON CO

Page 4 of 13 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D relating to the Ordinary Shares, par value one New Israeli Shekel per share (the "Shares") of Nice-Systems Ltd., an Israeli corporation ("Nice"), filed on June 27, 2003 and amended on December 19, 2003. Each Share is or will be evidenced by an American Depository Receipt ("ADR") and is or will be exchangeable on a one-for-one basis.

Item 1. Security and Issuer

          Unchanged.

Item 2. Identity and Background

          Unchanged.

Item 3. Source and Amount of Funds or Other Consideration

          Unchanged.

Item 4. Purpose of Transaction

          Concurrently with the execution of the Sale and Purchase Agreement, Nice and Thales entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of July 30, 2002. Pursuant to the Registration Rights Agreement, Nice has filed a shelf registration statement under the Securities Act on Form F-3 for an offering by Thales of the shares of the Nice Share Consideration covering all of the Registrable Securities (as defined in the Registration Rights Agreement) held by Thales or its permitted transferees on October 17, 2003 and amended the Form F-3 on December 23, 2003, which became effective on January 9, 2004. Nice must use its reasonable commercial best efforts to keep the registration statement continuously effective until the later of (i) the third anniversary of the Completion Date (November 2, 2005) or (ii) the date on which all of the shares are eligible to be sold or distributed pursuant to Rule 144 under the Securities Act. See Section 2.1 of the Registration Rights Agreement.

          On November 24, 2003, under Rule 144, Thales filed a Form 144 with the Securities and Exchange Commission to provide notice of the proposed sale of 300,000 Shares on the NASDAQ Stock Market.

          On February 26, 2004, under Rule 144, Thales filed a Form 144 with the Securities and Exchange Commission to provide notice of the proposed sale of 264,479 Shares on the NASDAQ Stock Market.

          Thales and its broker entered into a Sales Plan (the "Sales Plan), effective as of June 14, 2004, in accordance with the provisions of Rule 10b5-1(c). Pursuant to the Sales Plan, Thales has instructed the broker to make sales each day, subject to a volume cap and a price floor. The Sales Plan became effective on June 14, 2004 and shall terminate on the earlier of (i) one year from the Effective Date (June 14, 2005), (ii) the date on which the Total Plan Shares (150,000 Nice Shares) have been sold, (iii) the date the Sales Plan is terminated or suspended, (iv) the date on which the broker receives notice or becomes aware of a tender or exchange offer with respect to the Nice Shares or a merger, acquisition,

Page 5 of 13 Pages

reorganization, recapitalization or comparable transaction effecting the Nice Shares as a result of which the Nice Shares are to be exchanged or converted into shares of another company, (v) upon notification of the dissolution or disbanding of Thales, or (iv) upon notification of the commencement or impending commencement or any proceedings in respect of or triggered by Thales' bankruptcy or insolvency.

          On June 14, 2004, under Rule 144, Thales filed a Form 144 with the Securities and Exchange Commission to provide notice of the proposed sale of 150,000 Shares pursuant to the Sales Plan on the NASDAQ Stock Market.

          Except as provided above, Thales has no present plans or proposals that relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item.

Item 5. Interest in Securities of the Issuer

(a)           Thales is the beneficial owner of 1,728,504 Nice Ordinary Shares. As of the filing date of this statement, the 1,728,504 Shares represented approximately 11.0%, based on 16,748,953 Shares outstanding as of December 31, 2003.

(b)           Unchanged.

(c)           The table below sets forth information concerning sales of Shares by Thales during the past sixty days. All sales were effected in open market transactions through the NASDAQ Stock Market.

Date of Sale	Shares Sold	Average Price per Share
June 14, 2004	1,500	$22.52
June 15, 2004	5,080	$22.55
June 16, 2004	5,600	$22.73
June 17, 2004	4,140	$22.56
June 18, 2004	1,800	$22.50
June 21, 2004	5,000	$23.19
June 22, 2004	3,200	$23.04
June 23, 2004	20,000	$22.90
June 24, 2004	20,000	$22.78
June 25, 2004	8,400	$24.14
June 28, 2004	11,000	$24.20
June 29, 2004	4,050	$24.02
June 30, 2004	3,700	$24.01
July 1, 2004	7,000	$23.19
July 2, 2004	10,800	$23.13
July 6, 2004	5,700	$23.07
July 7, 2004	4,600	$22.77
July 8, 2004	200	$22.53
July 9, 2004	400	$22.51
July 12, 2004	14,000	$22.66
July 13, 2004	9,030	$22.75
July 14, 2004	4,800	$22.67

Page 6 of 13 Pages

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Unchanged.

Item 7. Material to Be Filed as Exhibits

          Exhibit 1. Sales Plan, effective as of June 14, 2004, between Thales S.A. and J.P. Morgan Securities Inc.

Page 7 of 13 Pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thales SA
By: /s/Ross McInnes__ ____________
Name: Ross McInnes
Title: Senior VP Finance

Date: _____20 July 2004_____________

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 13 Pages

Appendix I

Information Regarding The Instruction C Persons

Thales SA Executive Officers

          The following table sets forth the name, business address, title, principal occupation and citizenship of each of the executive officers of Thales SA ("Thales"), excluding executive officers who are also directors of Thales. The business address of each person named below is c/o Thales SA, 45 rue de Villiers, 92-200 Neuilly sur Seine, France. In each case, the principal occupation is represented by the person's title. All Thales executive officers are citizens of France, except for Mr. Dorrian and Mr. Robinson, each of whom is a citizen of the United Kingdom.

Name	Title
Yves Barou ______________________	Senior Vice President- Human Resources ________________________________
Alex Dorrian ______________________	Executive Vice President - International Operations__________________________
Sylvie Dumaine ______________________	Vice President - Communications _________________________________
Alexandre de Juniac ______________________	Senior Vice President - Air Defence and Air Traffic Management Business Groups_____
Jean-Paul Lepeytre ______________________	Senior Vice President - Training and Simulation and Information Systems Business Groups____
Jean-Georges Malcor ______________________	Senior Vice President - Naval Business Group ____________________________________
Ross McInnes ______________________	Senior Vice President - Finance __________________________________
Jean-Paul Perrier ______________________	Executive Vice President and Chief Marketing Officer_____________________________
Jean-Loup Picard ______________________	Senior Vice-President - Strategy, Research & Technology__________________________
Francois Quentin ______________________	Senior Vice President - Airborne Systems and Avionics Business Groups________________
Bruno Rambaud ______________________	Senior Vice President - Land and Joint Systems Business Group________________________
Bernard Retat ______________________	Vice Chairman - External Relations _________________________________
Page 9 of 13 Pages
Name	Title
Timothy Robinson ______________________	Senior Vice President - Secured Operations Business Group_________________________
Reynald Seznec ______________________	Senior Vice President - Operations ___________________________________

 Page 10 of 13 Pages

Directors

          The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Thales. All Thales directors are citizens of France, except for Mr. Freeman who is a citizen of the United Kingdom and Mr. Naumann who is a citizen of Germany.

Name	Principal Occupation	Address (if other than as indicated above)
Denis Ranque* ____________________	Chairman and Chief Executive Officer_____________________	____________________________
Jean-Paul Barth ____________________	Senior Executive Vice-President of Alcatel and Chairman and Chief Executive Officer of Alcatel CIT __________________________	c/o Alcatel 54, rue La Boëtie 75008 Paris, France___________________
Francois Bujon de l'Estang ____________________	Ambassadeur de France __________________________	9 rue de Bassano 75016 Paris, France___________________
Serge Dassault ____________________	Chairman and Chief Executive Officer of Groupe Industriel Marcel Dassault (GIMB) __________________________	c/o GIMD 9 Rond Point des Champs Elysees Marcel Dassault 75008 Paris, France___________________
Louis Gallois ____________________	Chairman of SNCF __________________________	c/o SNCF 34, rue du Commandant René Mouchotte 75014 Paris, France___________________
Pierre LaFourcade ____________________	Strategy director of the Thales Air Defense Business Group and Vice President of the "Association du Personnel Actionnaire de Thales - APAT"_____________________	Thales Air Defence 7/9 Rue Des Mathurins 92221 Bagneux, France _____________________________
Klaus Naumann ____________________	Chairman of the Supervisory Board of Odenwald Werke Ritters Bach __________________________	Markweg 5 A 83624 Otterfing, Germany______________
Roger Norman Freeman ____________________	Consultant to PricewaterhouseCoopers in the UK __________________________	8 Kensington Gate W8 5NA London, United Kingdom________________
Henri Proglio ____________________	Chairman and Chief Executive Officer of Veolia Environment __________________________	Veolia Environment 38 avenue Kleber 75116 Paris, France___________________
Marcel Roulet ____________________	Ex Chairman of Thomson SA, Thomson-CSF and France Telecom____________________	21, rue du Bassin 92190 Meudon, France________________
Page 11 of 13 Pages
Name	Principal Occupation	Address (if other than as indicated above)
Denis Samuel Lajeunesse ____________________	Chief Executive Officer of APE (French State Participation Agency - "Agence des Participations de l'Etat français")_______________	30 rue Guynemer 75006 Paris, France _____________________________
Serge Tchuruk ____________________	Chairman and Chief Executive Officer of Alcatel __________________________	c/o Alcatel 54 rue La Boetie 75008 Paris, France___________________
Benoit Tellier ____________________	Vice President in charge of security matters on behalf of the Chairman and Chief Executive Officer of Alcatel_____________________	c/o Alcatel 54 rue La Boetie 75008 Paris, France___________________
Charles Wiener de Croisset ____________________	International Counsel of Goldman Sachs, Vice President for Europe __________________________	31 rue de Bellechasse 75007 Paris, France___________________
Marie-Paule Delpierre ____________________	Manager in the Naval and Aeronautical Communication business group of Thales Communications SA__________	1 rue Robert Thomas 95390 Saint-Prix, France _____________________________
Didier Gladieu ____________________	Contract Manager in Thales Naval S.A. __________________________	Thales Naval France 7/9 rue des Mathurins 92221 Bagneux, France___________
Annie Legendre ____________________	Wiring fitter at Thales Air Defense S.A. __________________________	2A des Boutries 5 rue Leonard de Vinci 78700 Conflans Saint-Honorine, France____

* Mr. Ranque is both an executive officer and director of Thales.

          To Thales' knowledge, none of the executive officers or directors of the Thales has been convicted of a crime or has been the subject of a civil proceeding described in Item 2(d) or 2(e), except that (1) Mr. Ranque was found guilty by the Paris Court of Appeals on December 22, 2000 for obstruction in a labor dispute with a union representative and the French "Cour de Cassation" affirmed the conviction on October 16, 2001 and (2) Mr. Dassault was found guilty by the Belgium Cour de Cassation on December 23, 1998 for bribery of public officials and is appealing the decision before the European Court of Human Rights.

          On December 24, 2002, John Hughes, a former executive officer of Thales and a director of Nice, was granted options to purchase 10,000 Shares. The exercise price of the options is the higher of $10 or the closing price of Nice's ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Hughes' term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options expire on December 24, 2008.

Page 12 of 13 Pages

          On December 24, 2002, Timothy Robinson, an executive officer of Thales and a director of Nice, was granted options to purchase 10,000 Shares. The exercise price of the options is the higher of $10 or the closing price of Nice's ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Robinson's term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options will expire on December 24, 2008.

          The options provided to Mr. Hughes and Mr. Robinson were granted by Nice pursuant to its employee stock option plan and the grant of such options were approved by Nice shareholders at the Nice shareholders meeting held December 24, 2002.

Page 13 of 13 Pages

Control Person

          Thomson S.A. is a holding company that is wholly-owned by the French State. Thomson as of December 31, 2002, beneficially owns 31.22% of the Thales's outstanding shares; no other Thales shareholder owns a greater percentage than Thomson S.A. The business address of Thomson S.A. is 46 Quai Alphonse le Gallo, 92648 Boulogne, France. The French State through Thomson S.A., may be deemed indirectly to control Thales. In addition to its holdings through Thomson S.A., a representative of the French State attends the Thales board meetings as a non-voting representative by virtue of the "Golden Share" arrangement instituted by French Decree No. 97-180, March 4, 1997. The "Golden Share" arrangement provides the French State with the right to (1) have representation on Thales' board of directors as set forth above, (2) approve the acquisition of more than 10 percent of Thales' capital shares and (3) approve the sale (or pledge) of a majority of the capital shares of any of Thales' principal subsidiaries that were owned as of March 4, 1997 and were listed in an Annex to Decree 97-180.